MASTER VALUE OPPORTUNITIES TRUST

FILE # 811-10095

ATTACHMENT 770

TRADE DATE	DESCRIPTION OF SECURITY	AMOUNT PURCHASED	ISSUE SIZE	LIST OF UNDERWRITERS
10/27/2004	Dreamworks Animation	194,000	29,000,000	Goldman J.P. Morgan Banc of America Bear Stearns Merrill Lynch HSBC Securities. SG Cowen & Co Allen & Company ING Financial Markets Muriel Siebert & Co., Ramirez & Co. Utendahl Capital Group
1/25/2005	GFI Group	44,100	5,800,000	Citigroup Merrill Lynch Banc of America JP Morgan Jefferies & Co.
3/8/2005	International Securities Exchange	63,100	10,000,000	Bear Stearns Morgan Stanley Goldman Banc of America Deutsche Bank Merrill Lynch UBS Securities Raymond James & Assoc. Keefe, Bruyette & Woods Sandler O’Neill & Partners E*Trade Securities